June 20, 2005

Mail Stop 03-08

Mr. John W. Feray
Chief Accounting Officer
Haggar Corp.
11511 Luna Road
Dallas, Texas 75234

	RE:	Haggar Corp.
	Form 10-K for Fiscal Year Ended September 30, 2004
      File No. 0-20850

Dear Mr. Feray:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.


								Sincerely,


									George F. Ohsiek, Jr.
									Branch Chief